SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EDISON INTERNATIONAL

(Name of Subject Company (Issuer))

EDISON INTERNATIONAL, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A

(Title of Class of Securities)

281020AT4

281020AS6

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Edison International, a California corporation (the “Company”), and relates to the offers by the Company to purchase for cash any and all of its outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock” and such offer, the “Series B Offer”) and 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, the “Securities” and such offer, the “Series A Offer” and, together with the Series B Offer, the “Offers” and each, an “Offer”), plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers).

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively. The Offers will expire at 5:00 p.m., New York City time, on December 19, 2025, unless the Offers are extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Edison International

2244 Walnut Grove Avenue (P.O. Box 976)

Rosemead, California 91770

626-302-2222

(b) Securities. This Schedule TO relates to the Company’s outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B and 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A. As of November 20, 2025, there were 503,454 shares of 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B ($1,000 liquidation preference per share) and 1,159,317 shares of 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A ($1,000 liquidation preference per share) issued and outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Securities are not listed on any securities exchange or in any automated quotation system. Therefore, no trading market for the Securities has been established and no price history is available.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company,” is incorporated herein by reference. The Company is the filing person and issuer. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Jeanne Beliveau-Dunn	Director.
Michael C. Camuñez	Director.
Jennifer M. Granholm	Director.
James T. Morris	Director.
Timothy T. O’Toole	Director.
Pedro J. Pizarro	President, Chief Executive Officer and Director.
Marcy L. Reed	Director.
Carey A. Smith	Director.
Linda G. Stuntz	Director.
Peter J. Taylor	Chair of the Edison International Board and Director.
Keith Trent	Director.
Maria Rigatti	Executive Vice President and Chief Financial Officer.
Chonda J. Nwamu	Executive Vice President and General Counsel.
Caroline Choi	Executive Vice President, Corporate Affairs and Public Policy.
Natalie K. Schilling	Senior Vice President and Chief Human Resources Officer.
Steven D. Powell	President, Chief Executive Officer and Director of SCE.
Jill C. Anderson	Executive Vice President and Chief Operating Officer of SCE.
J. Andrew Murphy	President and Chief Executive Officer of Trio.

The business address and telephone number for all of the above directors and executive officers is: 2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770, 626-302-2222.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Aggregate Cash Price for Tendered Securities,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Securities,” in Section 5, “Purchase of Securities and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Securities,” and in Section 15, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 15, “Extension of the Offers; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Securities,” and in Section 5, “Purchase of Securities and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in Section 14 of the Offer to Purchase, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Securities,” and in Section 13, “Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offers,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offers on the Market for the Securities,” is incorporated herein by reference.

(c) Plans. Except for the Offers and the information set forth in Section 8 of the Offer to Purchase, “Source and Amount of Funds,” the Company does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

The information set forth in the Offer to Purchase under the heading “Certain Significant Considerations,” in Section 1, “Aggregate Cash Price for Tendered Securities,” and in Section 2, “Purpose of the Offers,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum number of Securities tendered is $1,660,253,730, excluding Accrued Dividends, fees and expenses.

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offers,” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offers,” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities,” and in Section 12, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offers to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

See Exhibits Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON INTERNATIONAL

By:	/s/ Brendan Bond
Name: Brendan Bond
Title: Vice President and Treasurer Date: November 20, 2025

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 20, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Summary Advertisement, dated November 20, 2025.

(a)(1)(D)	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Launch Press Release, dated November 20, 2025.

(b)	Not applicable.

(d)(1)	Certificate of Restated Articles of Incorporation of Edison International, effective December 19, 2006, together with all Certificates of Determination of Preference of Preferred Stock issued since December 19, 2006 (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(2)	Bylaws of Edison International, as amended effective, December 8, 2022 (File No. 1-9936, filed as Exhibit No. 3.1 to Edison International’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Form of Certificate representing Series A Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.375% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series A) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(4)	Form of Certificate representing Series B Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.00% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series B) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table